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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No.  )*

                        FRONTEER FINANCIAL HOLDINGS, LTD.
                    ----------------------------------------
                                (Name of Issuer)

                          $0.01 Par Value Common Stock
                    ----------------------------------------
                         (Title of Class of Securities)

                                   359031 10 1
                                ----------------
                                 (CUSIP Number)

                  Gary L. Cook, 1700 Lincoln Street, 32nd Floor,
                         Denver, CO 80203 (303) 860-1700
         --------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                  December 23 and 30, 1997 and February 18, 1998
                 ------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP No. 359031 10 1
  1.  NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Heng Fung Holdings Company Limited
  -------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
      (a) [X]
      (b) [ ]
  -------------------------------------------------------------------------
  3.  SEC USE ONLY

  -------------------------------------------------------------------------
  4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)
      WC. Funds were provided from the working capital of Heng Fung Holdings Company Limited and its subsidiaries
  -------------------------------------------------------------------------
  5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)  [   ]
  -------------------------------------------------------------------------
  6. CITIZENSHIP OR PLACE OF ORGANIZATION
     Hong Kong
  -------------------------------------------------------------------------
  NUMBER OF           7.  SOLE VOTING POWER
  SHARES                   - 0 -
  BENEFICIALLY          ----------------------------------------------------
  OWNED BY            8.  SHARED VOTING POWER
  EACH                    30,255,338 shares*- 71.3%
  REPORTING             ----------------------------------------------------
  PERSON
  WITH                9.  SOLE DISPOSITIVE POWER
                           - 0 -
                      ----------------------------------------------------

                      10. SHARED DISPOSITIVE POWER
                          30,255,338 shares*- 71.3%
  --------------------------------------------------------------------------
  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     30,255,338 shares*
  -------------------------------------------------------------------------
  12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES (SEE INSTRUCTIONS)  [   ]
  -------------------------------------------------------------------------
  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       71.3%
  --------------------------------------------------------------------------
  14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       HC
  -------------------------------------------------------------------------

* Amount includes 7,529,411 shares underlying a presently convertible $4,000,000 debenture owned by Heng Fung Finance Company Limited, a wholly owned indirect subsidiary of Heng Fung Holdings Company Limited, and 18,032,786 shares underlying a $11,000,000 convertible debenture that Heng Fung Finance Company Limited has the right to purchase and that will be convertible at any time after it is purchased.

  CUSIP No. 359031 10 1
  1.  NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Fai H. Chan
  -------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
      (a) [X]
      (b) [ ]
  -------------------------------------------------------------------------
  3.  SEC USE ONLY

  -------------------------------------------------------------------------
  4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)
      WC. Funds were provided from the working capital of Heng Fung Holdings Company Limited and its subsidiaries
  -------------------------------------------------------------------------
  5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)  [   ]
  -------------------------------------------------------------------------
  6. CITIZENSHIP OR PLACE OF ORGANIZATION
      Hong Kong
  -------------------------------------------------------------------------
  NUMBER OF           7.  SOLE VOTING POWER
  SHARES                   - 0 -
  BENEFICIALLY          ----------------------------------------------------
  OWNED BY            8.  SHARED VOTING POWER
  EACH                    30,255,338 shares*- 71.3%
  REPORTING             ----------------------------------------------------
  PERSON
  WITH                9.  SOLE DISPOSITIVE POWER
                           - 0 -
                      ----------------------------------------------------

                      10. SHARED DISPOSITIVE POWER
                          30,255,338 shares*- 71.3%
  --------------------------------------------------------------------------
  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       30,255,338 shares*
  -------------------------------------------------------------------------
  12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES (SEE INSTRUCTIONS)  [   ]
  -------------------------------------------------------------------------
  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       71.3%
  --------------------------------------------------------------------------
  14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
  -------------------------------------------------------------------------

* Amount includes 7,529,411 shares underlying a presently convertible $4,000,000 debenture owned by Heng Fung Finance Company Limited, a wholly owned indirect subsidiary of Heng Fung Holdings Company Limited, and 18,032,786 shares underlying a $11,000,000 convertible debenture that Heng Fung Finance Company Limited has the right to purchase and that will be convertible at any time after it is purchased.

  CUSIP No. 359031 10 1
  1.  NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Heng Fung Capital [S] Private Limited
  -------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
      (a) [X]
      (b) [ ]
  -------------------------------------------------------------------------
  3.  SEC USE ONLY

  -------------------------------------------------------------------------
  4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)
      WC. Funds were provided from the working capital of Heng Fung Holdings Company Limited and its subsidiaries
  -------------------------------------------------------------------------
  5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)  [   ]
  -------------------------------------------------------------------------
  6. CITIZENSHIP OR PLACE OF ORGANIZATION
      Singapore
  -------------------------------------------------------------------------
  NUMBER OF           7.  SOLE VOTING POWER
  SHARES                   - 0 -
  BENEFICIALLY          ----------------------------------------------------
  OWNED BY            8.  SHARED VOTING POWER
  EACH                    30,255,338 shares*- 71.3%
  REPORTING             ----------------------------------------------------
  PERSON
  WITH                9.  SOLE DISPOSITIVE POWER
                           - 0 -
                      ----------------------------------------------------

                      10. SHARED DISPOSITIVE POWER
                          30,255,338 shares*- 71.3%
  --------------------------------------------------------------------------
  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       30,255,338 shares*
  -------------------------------------------------------------------------
  12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES (SEE INSTRUCTIONS)  [   ]
  -------------------------------------------------------------------------
  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       71.3%
  --------------------------------------------------------------------------
  14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       CO
  -------------------------------------------------------------------------

* Amount includes 7,529,411 shares underlying a presently convertible $4,000,000 debenture owned by Heng Fung Finance Company Limited, a wholly owned indirect subsidiary of Heng Fung Holdings Company Limited, and 18,032,786 shares underlying a $11,000,000 convertible debenture that Heng Fung Finance Company Limited has the right to purchase and that will be convertible at any time after it is purchased.

  CUSIP No. 359031 10 1
  1.  NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Heng Fung Finance Company Limited
  -------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
      (a) [X]
      (b) [ ]
  -------------------------------------------------------------------------
  3.  SEC USE ONLY

  -------------------------------------------------------------------------
  4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)
      WC. Funds were provided from the working capital of Heng Fung Holdings Company Limited and its subsidiaries
  -------------------------------------------------------------------------
  5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)  [   ]
  -------------------------------------------------------------------------
  6. CITIZENSHIP OR PLACE OF ORGANIZATION
      Hong Kong
  -------------------------------------------------------------------------
  NUMBER OF           7.  SOLE VOTING POWER
  SHARES                   - 0 -
  BENEFICIALLY          ----------------------------------------------------
  OWNED BY            8.  SHARED VOTING POWER
  EACH                    25,562,197 shares*- 60.2%
  REPORTING             ----------------------------------------------------
  PERSON
  WITH                9.  SOLE DISPOSITIVE POWER
                           - 0 -
                      ----------------------------------------------------

                      10. SHARED DISPOSITIVE POWER
                          25,562,197 shares*- 60.2%
  --------------------------------------------------------------------------
  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     25,562,197 shares*
  -------------------------------------------------------------------------
  12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES (SEE INSTRUCTIONS)  [   ]
  -------------------------------------------------------------------------
  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       60.2%
  --------------------------------------------------------------------------
  14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       CO
  -------------------------------------------------------------------------

* Amount includes 7,529,411 shares underlying a presently convertible $4,000,000 debenture owned by Heng Fung Finance Company Limited, a wholly owned indirect subsidiary of Heng Fung Holdings Company Limited, and 18,032,786 shares underlying a $11,000,000 convertible debenture that Heng Fung Finance Company Limited has the right to purchase and that will be convertible at any time after it is purchased.

     ITEM 1. SECURITY AND ISSUER.

     This Schedule 13D relates to the $0.01 par value common stock ("Common Stock") of Fronteer Financial Holdings, Ltd. ("Issuer"). The Issuer's principal executive offices are located at 1700 Lincoln Street, 32nd Floor, Denver, Colorado 80203.

     ITEM 2. IDENTITY AND BACKGROUND.

     I.   (a) Heng Fung Holdings Company Limited ("Heng Fung Holdings")

          (b) The principal office address of Heng Fung Holdings is 10th Floor Lippo Protective Tower, 231-235 Gloucester Road, Wan Chai, Hong Kong.

          (c) The principal business of Heng Fung Holdings is a holding company.

          (d) During the last five years, Heng Fung Holdings has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, Heng Fung Holdings has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

          (f) Heng Fung Holdings is a Hong Kong corporation.

     II.  (a) Fai H. Chan

          (b) The business address of Fai H. Chan is 10th Floor Lippo Protective Tower, 231-235 Gloucester Road, Wan Chai, Hong Kong.

          (c) The principal occupation of Fai H. Chan is Chairman and Managing Director of Heng Fung Holdings and its subsidiaries and the principal address of Heng Fung Holdings is 10th Floor Lippo Protective Tower, 231-235 Gloucester Road, Wan Chai, Hong Kong.

          (d) During the last five years,  Fai H. Chan has not been convicted in
     a   criminal   proceeding   (excluding   traffic   violations   or  similar
     misdemeanors).

          (e) During the last five years, Fai H. Chan has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

          (f) Fai H. Chan is a citizen of Hong Kong.

     III. (a) Heng Fung Capital [S] Private Limited ("Heng Fung Private")

          (b) The principal office address of Heng Fung Private is 7 Temasek Boulevard, #43-03 Suntec Tower One, Singapore 038987.

          (c) The principal business of Heng Fung Private is merchant banking.

          (d) During the last five years, Heng Fung Private has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, Heng Fung Private has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

          (f) Heng Fung Private is a Singapore corporation.

     IV.  (a) Heng Fung Finance Company Limited ("Heng Fung Finance")

          (b) The principal office address of Heng Fung Finance is 10th Floor Lippo Protective Tower, 231-235 Gloucester Road, Wan Chai, Hong Kong.

          (c) The principal Business of Heng Fung Finance is finance.

          (d) During the last five years, Heng Fung Finance has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, Heng Fung Finance has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

          (f) Heng Fung Finance is a Hong Kong corporation.

     ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The funds used to acquire the securities in the transaction reported herein were provided by Heng Fung Holdings and its subsidiaries which had the cash available without having to borrow.

     ITEM 4. PURPOSE OF TRANSACTION.

     The purpose of the transaction described in Item 5(c) of this Schedule 13D between the Issuer and Heng Fung Holdings and its subsidiaries was to acquire a controlling interest in the Issuer and its subsidiaries. Heng Fung Holdings and its subsidiaries:

          (a) do not have any plans or proposals to acquire additional securities of the Issuer or dispose of securities of the Issuer, other than the possible conversion of the debentures (as described in Item 5(c) below);

          (b) do not have any plans or proposals for an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (c) do not have any plans or proposals for a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (d) have replaced the board of directors of the Issuer, reduced the number of directors on the board of directors of the Issuer, and have changed some of the members of management of the Issuer (as described in Item 5(c) below);

          (e) do not have any plans or proposals for any material change in the present capitalization or dividend policy of the Issuer;

          (f) do not have any plans or proposals for any other material change in the Issuer's business or corporate structure;

          (g) do not have any plans or proposals for changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) do not have any plans or proposals for causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) do not have any plans or proposals for a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Act"); or

          (j) do not have any plans or proposals for any action similar to any of those enumerated above.

     ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

          (a) As of the date of this Schedule 13D, Heng Fung Holdings, which is a public company traded on the Hong Kong Stock Exchange, through its subsidiaries, Heng Fung Private and Heng Fung Finance, beneficially owns 30,255,338 shares ("Shares") of the Common Stock of the Issuer which constitutes approximately 71.3% of the outstanding Common Stock of the Issuer. This amount includes 7,529,411 shares underlying a presently convertible $4,000,000 debenture owned by Heng Fung Finance, a wholly owned indirect subsidiary of Heng Fung Holdings, and 18,032,786 shares underlying a $11,000,000 convertible debenture that Heng Fung Finance has the right to purchase and that will be convertible at any time after it is purchased. Fai H. Chan, an officer and director of the Issuer and an officer and director of Heng Fung Holdings, Heng Fung Private and Heng Fung Finance, owns approximately 11.8% of the outstanding stock of Heng Fung Holdings. Accordingly, Mr. Chan may be deemed to have shared voting and investment power over the Shares, and as a result, Mr. Chan is considered to be a beneficial owner of the Shares.

          (b) Heng Fung Holdings, through its subsidiaries, Heng Fung Private and Heng Fung Finance, has shared voting and dispositive power over the Shares. Fai H. Chan has shared voting and dispositive power over the Shares. Heng Fung Private, by itself and through its subsidiary, Heng Fung Finance, has shared voting and dispositive power over the Shares. Heng Fung Finance has shared voting and dispositive power over 25,562,197 of the Shares.

          (c) On December 23, 1997, Heng Fung Private, a wholly owned subsidiary of Heng Fung Holdings, purchased 1,136,364 shares of the outstanding Common Stock of the Issuer at a price of $0.88 per share from Robert A. Fitzner, Jr. and Robert L. Long, officers and directors of the Issuer, and from two other employees at R A F Financial Corporation ("RAF"), a wholly owned subsidiary of the Issuer. In December 1997, Robert A. Fitzner, Jr. and Heng Fung Private agreed that, upon the approval of the National Association of Securities Dealers, Inc. ("NASD") of a change in the beneficial ownership of 25% or more of RAF, Heng Fung Private would purchase an additional 3,556,777 shares of the Issuer's outstanding Common Stock at a price of $0.88 per share from Mr. Fitzner. In conjunction with the transaction, the Issuer entered into an agreement ("Convertible Debenture Agreement") with Heng Fung Finance, a wholly owned subsidiary of Heng Fung Private, pursuant to which the Issuer agreed to sell to Heng Fung Finance a 10 year, $4,000,000 10% convertible debenture that is convertible at $.53125 per share into 7,529,411 shares of the Issuer's Common Stock. The purchase of the $4,000,000 convertible debenture was completed on December 30, 1997. On December 26, 1997, the board of directors of the Issuer, at the request of Heng Fung Finance, pursuant to the terms of the Convertible Debenture Agreement, appointed two persons selected by Heng Fung Finance to the board of directors of the Issuer, one of whom was Fai H. Chan.

          On January 29, 1998, the NASD approved (subject to certain restrictions that have been agreed to by RAF) the change in the beneficial ownership of 25% or more of RAF, and on February 18, 1998, Heng Fung Private purchased the additional 3,556,777 shares of the Issuer's outstanding Common Stock from Mr. Fitzner. Contemporaneously with the purchase, Mr. Fitzner, Mr. Long and Dennis W. Olson resigned as directors of the Issuer and its subsidiaries. Also, Mr. Fitzner resigned as the Chairman of the Issuer and as the President and Chief Executive Officer of RAF, Mr. Long resigned as the Secretary of the Issuer and Mr. Olson resigned as the President of the Issuer. At the same time, Mr. Fai H. Chan and Mr. Robert H. Trapp, the two remaining directors appointed at the request of Heng Fung Finance, reduced the number of directors on the Issuer's Board of Directors to three and appointed Mr. Kwok Jen Fong as a director of the Issuer to fill the remaining vacancy. The directors also appointed Fai H. Chan as the Chairman of the Board and the President of the Issuer, Robert H. Trapp as Managing Director of the Issuer and Gary L. Cook as the Secretary and Treasurer of the Issuer. Messrs. Chan and Trapp and Brian F. Zucker also became directors of RAF. Mr. Trapp was appointed the President of RAF, Brian F. Zucker was appointed the Managing Director of RAF and Gary L. Cook was appointed the Treasurer of RAF. Mr. Cook also remains as the Secretary of RAF.

          (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 30,255,338 shares.

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          None.

     ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit 1 - Agreement to File One Statement on Schedule 13D

          Exhibit 2 - Closing Agreement among Fronteer Financial Holdings, Ltd., Heng Fung Finance Company Limited, Heng Fung Capital [S] Private Limited and Certain Shareholders of Fronteer Financial Holdings, Ltd. dated December 17, 1997

          Exhibit 3 - $4,000,000 10% Convertible Debenture Purchase Agreement dated December 17, 1997

          Exhibit 4 - Stock Purchase Agreement between R.A. Fitzner and Heng Fung Capital [S] Private Limited dated December 17, 1997 (for 3,556,777 shares)

          Exhibit 5 - Stock Purchase Agreement between R.A. Fitzner and Heng Fung Capital [S] Private Limited dated December 17, 1997 (for 312,261 shares)

          Exhibit 6 - Stock Purchase Agreement between Dorothy Englebrecht and Heng Fung Capital [S] Private Limited dated December 17, 1997

          Exhibit 7 - Stock Purchase Agreement between Steven M. Fishbein and Heng Fung Capital [S] Private Limited dated December 17, 1997

          Exhibit 8 - Stock Purchase Agreement between Robert L. Long and Heng Fung Capital [S] Private Limited dated December 17, 1997

                                   SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete, and correct.

                              HENG FUNG HOLDINGS COMPANY LIMITED
                              a Hong Kong corporation
Date: March 3, 1998
     -------------
                              By /s/ Fai H. Chan
                                ----------------------------------------------
                                 Fai H. Chan, Chairman and Managing Director


                              /s/ Fai H. Chan
                              -------------------------------------------------
                              Fai H. Chan, Individually


                              HENG FUNG CAPITAL [S] PRIVATE LIMITED
                              a Singapore corporation



                              By /s/ Fai H. Chan
                                ----------------------------------------------
                                 Fai H. Chan, Chairman and Managing Director


                              HENG FUNG FINANCE COMPANY LIMITED
                              a Hong Kong corporation



                              By /s/ Fai H. Chan
                                ----------------------------------------------
                                 Fai H. Chan, Chairman and Managing Director